UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 16, 2019

Commission File Number: 001-38333

ESTRE AMBIENTAL, INC.

4509, Avenida Brigadeiro Faria Lima, 8th Floor

Vila Olímpia, São Paulo 04538-133—SP Brazil

+55 11 2124 3100

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 16, 2019, Estre Ambiental, Inc. (the “Company”) issued its earnings release for the year ended December 31, 2018. A copy of such earnings release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

In addition, on May 15, 2019, the Company filed with the U.S. Securities and Exchange Commission (the “SEC”) its annual report on Form 20-F as of and for the year ended December 31, 2018 (the “Form 20-F”). The Form 20-F is available on the SEC’s website at http://www.sec.gov and on the Company’s Investor Relations website accessible via http://www.estre.com.br. Shareholders can obtain a hard copy of the Form 20-F free of charge by making a request to the Company’s Investor Relations Department at the address or phone number indicated on the cover page of this Form 6-K or by emailing ir@estre.com.br.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2019

ESTRE AMBIENTAL, INC.

By:	/s/ Sergio Pedreiro
Sergio Pedreiro
Chief Executive Officer

EXHIBIT INDEX

Exhibit 99.1	Estre Ambiental, Inc. Reports 2018-Year End Results